Exhibit 99.3

*** Exercise Your Right to Vote *** Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 12, 2018 MANCHESTER UNITED PLC You are receiving this communication because you hold shares in the above named company. This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com or easily request a paper copy (see reverse side). We encourage you to access and review all of the important information contained in the proxy materials before voting. MANCHESTER UNITED PLC SIR MATT BUSBY WAY, OLD TRAFFORD MANCHESTER M16 0RA UNITED KINGDOM 0000377516_1 R1.0.1.17 See the reverse side of this notice to obtain proxy materials and voting instructions. Meeting Information Meeting Type: Annual Meeting For holders as of: March 01, 2018 Date: June 12, 2018Time: 3:30 PM EDT Location: Broad and Cassel LLP 390 North Orange Avenue Suite 1400 Orlando, Florida 32801

Before You Vote How to Access the Proxy Materials Proxy Materials Available to VIEW or RECEIVE:  Have the information that is printed in the box marked by the arrow (located on the  by the arrow (located on the following page) in the subject line. How To Vote Please Choose One of the Following Voting Methods  marked by the arrow available and follow the instructions. 0000377516_2 R1.0.1.17 Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares. Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the information that is printed in the box Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. 1. Annual Report2. Notice & Proxy Statement How to View Online: following page) and visit: www.proxyvote.com. How to Request and Receive a PAPER or E-MAIL Copy: If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request: 1) BY INTERNET:www.proxyvote.com 2) BY TELEPHONE:1-800-579-1639 3) BY E-MAIL*:sendmaterial@proxyvote.com * If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 29, 2018 to facilitate timely delivery.

The Board of Directors recommends you vote FOR the following: 1. 01 Election of Directors Nominees Avram Glazer 02 Joel Glazer 03 Edward Woodward 04 Richard Arnold 05 Cliff Baty 06 Kevin Glazer 07 Bryan Glazer 08 Darcie Glazer Kassewitz 09 Edward Glazer 10 Robert Leitâo 11 Manu Sawhney 12 John Hooks NOTE: Such other business as may properly come before the meeting or any adjournment thereof. 0000377516_3 R1.0.1.17 Voting items

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